Contact

www.linkedin.com/in/derek-
born-7b042454 (LinkedIn)

Top Skills

Direct Sales

Wireless

Sales Process

Derek Born

Regional Sales Manager at Cellular Sales

Land O' Lakes, Florida, United States

Experience

Cellular Sales

Regional Sales Manager

March 2012 - Present (13 years 8 months)

Cellular Sales

Event Coordinator

March 2010 - March 2011 (1 year 1 month)

Central Florida

Negotiated and booked regional events. Managed an events team.

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Education

Universtity of South Florida

Bachelor of Applied Science (BASc), Communication, General · (2007 - 2009)